
Mitsubishi Corporation

2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

September 15, 2006
Our ref. No. PI 088

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fina
Mail Stop 3-7
Washington, D.C. 20549


06016908

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

·**Mitsubishi Corporation to Commence Tender Offer for Kohjin Shares**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,



Eiji Oshima
Senior Vice President,
Investor Relations

dw 9/19

Translation of report filed with the Tokyo Stock Exchange on September 15, 2006

Mitsubishi Corporation to Commence Tender Offer for Kohjin Shares

Mitsubishi Corporation (MC) has announced that its Board of Directors today passed a resolution to acquire shares of Kohjin Co., Ltd. (Unlisted, hereinafter the "Target Company") through a tender offer. Details are as follows.

I. Purpose of tender offer

MC currently holds 30% of the issued shares of the Target Company, which is an affiliated company accounted for by the equity method. The objective of the tender offer is to acquire a majority stake in the Target Company and converting it into a consolidated subsidiary.

Guided by its medium-term management plan INNOVATION 2007, and keeping a close eye on changes in external market conditions and other trends, MC has been building more powerful business foundations and making substantial investments in promising fields. The overriding goal is to achieve sustained growth over the medium and long term by "Opening Up a New Era" as a new industry innovator.

In the chemical products sector, MC is taking advantage of the expansion in the chemicals markets of China and other Asian countries as well as strong petrochemicals markets to cement a stable earnings structure that can cope with price volatility. At the same time, MC is thoroughly reinforcing its competitive core businesses, developing future growth businesses, and strengthening its downstream businesses.

The Target Company has exited unprofitable businesses, such as rayon, pulp, and housing, and is now positioned to build a strong foundation for future growth as a manufacturer focused on chemical products such as biochemicals, fine chemicals, films, and specialty papers. Under its medium-term management plan, KOHJIN 2007, the Target Company is working on customer-oriented sales, upgrading facilities to expand its earnings base, and strengthening group-wide management of its businesses. In

addition, it is pursuing greater operating efficiency and reinforcing its management structure.

In 1990, MC subscribed to a private placement of shares by the Target Company at the conclusion of its corporate rehabilitation plan. Ever since, MC has endeavored to drive growth in the corporate value of both companies through this equity-based alliance as its largest shareholder. The Target Company has a strong presence in Japan and overseas grounded on unique, proprietary technologies and extensive overlap with MC's existing business domains. For this reason, MC has decided to position the Target Company at the heart of its downstream chemical products business, to reinforce this business worldwide and to accelerate growth.

By making the Target Company a consolidated subsidiary through this tender offer, MC expects to capture greater synergies. For example, MC will combine the technological capabilities and advanced manufacturing expertise of the Target Company with its business planning and marketing capabilities. Business resources will also be shared with the Target Company to increase its operating efficiency. Through these and other measures, MC believes that the two companies can build a stronger earnings structure and increase their corporate value.

II. Outline of tender offer

1. Outline of Target Company

(1)	Company name	Kohjin Co., Ltd.
(2)	Main business	Biochemicals, fine chemicals, films, specialty papers, printing processing, and other businesses.
(3)	Establishment	March 11, 1937
(4)	Head office address	1-21, Nihonbashi-Muromachi 4-chome, Chuo-ku, Tokyo
(5)	Representative	Naohiro Arasaki, President and CEO
(6)	Paid-in capital	¥11,000 million (as of March 31, 2006)

(7) Major shareholders and shareholding (as of March 31, 2006)

Mitsubishi Corporation 30.00%

Kohjin Employee Stock Ownership Union	8.88%
Mitsubishi Chemical Corporation	7.86%
Mitsubishi Paper Mills, Ltd.	7.86%
Mitsubishi UFJ Trust and Banking Corp.	5.51%
Konoike Construction Co., Ltd.	3.55%
Mizuho Corporate Bank, Ltd.	2.86%
The Chuo Mitsui Trust and Banking Company, Ltd.	2.86%
The Dai-Ichi Mutual Life Insurance Company	2.12%
Sumitomo Mitsui Banking Corporation	1.97%

(8) Relationship with MC

Equity: MC holds 21,000,000 shares of the Target Company.

Business: MC mainly supplies raw materials and fuel to the Target Company, which principally supplies products to MC.

Personnel: MC has sent 3 directors and 1 corporate auditor to the Target Company.

2. Type of shares to be acquired

Common stock

3. Duration of tender offer

30 days from September 19, 2006 (Tuesday) through October 18, 2006 (Wednesday).

4. Purchase price

¥180 per share

5. Calculation method for purchase price

The purchase price of ¥180 was determined based on an overall consideration of the results of a detailed third-party assessment of the average value (Using comparisons of similar companies and the discounted cash flow (DCF) method) of the shares of the Target Company based on its financial position and asset holdings determined by a process of due diligence by the third party.

Although escalating raw material and fuel prices and market fluctuations have shaped

a continued difficult business climate in the current fiscal year, the average value of the Target Company's shares was positively evaluated based on the premise of the company's ability to generate comparatively stable cash flows due to its specialized proprietary technology and advanced manufacturing expertise.

In the comparison of similar companies method, the financial indicators, such as stock price and profitability, of several listed companies that also manufacture and sell biochemicals, fine chemicals, films, and specialty papers with net sales of a similar size to the Target Company were used to assess an average share value.

With the DCF method, in addition to the previously mentioned business conditions, the present value of expected future cash flows was calculated using a specific discount rate taking into account various assumptions, such as capital investment requirements.

Because the Target Company's stock is not listed and there are presently no examples of appropriate trading prices, calculations have not been based on actual trades.

6. Total scheduled number of shares to be acquired: 14,001,000

Note 1: Should the total number of shares tendered be less than the scheduled number of shares to be acquired (14,001,000), the Company will not acquire any of the tendered shares. Should the total number of shares tendered exceed the scheduled number of shares to be acquired, the Company will still acquire all shares tendered.

7. Change in MC ownership of Target Company due to tender offer

Number of shares before tender offer: 21,000,000 (Ownership 30.00%)

Number of shares after tender offer: 35,001,000 (Ownership 50.00%)

Note 1: Number of shares after tender offer includes the 14,001,000 shares scheduled to be acquired in the tender offer. Since all shares tendered will be purchased if more than the schedule number is tendered, the ownership percentage could rise above 50%.

Note 2: Although 215,000 shares are held by entities with special relationships, these shares are also eligible for the tender offer. Therefore, the shares of entities with special relationships have not been included in the calculation of number of shares before and

after the tender offer.

Note 3: Ownership percentage is calculated as a proportion of the total number of issued shares of Target Company of 70,000,000 (At March 31, 2006).

8. Date of start of tender offer

September 19, 2006 (Tuesday)

Note: Notification will be made electronically, with a notice to that effect also placed in the Nihon Keizai Shimbun.

Electronic notification URL: http://info.edinet.go.jp/EdiHtml/main.htm

9. Tender offer agent

Nikko Cordial Securities Inc.

10. Cost of tender offer approx. ¥2,583 million (Estimated)

Note: The cost of purchasing the scheduled amount of shares (14,001,000 shares) includes estimated miscellaneous costs, such as tender offer agent commission fees, the newspaper announcement, printing of the tender offer document and other necessary documentation. However, the tendered shares could exceed the schedule amount of shares to be purchased. In that case, the maximum estimated cost of the tender offer is ¥8,883 million.

11. Start of settlement period (Scheduled): October 25, 2006 (Wednesday)

III. Agreement with Target Company concerning the tender offer

The Board of Directors of the Target Company has approved the tender offer.

The Company will follow the proper procedures for dealing with the restrictions placed on the transfer of shares in the Articles of Incorporation of the Target Company. In accordance with the provisions of Paragraph 1, Article 137 of the Corporation Law of Japan, following the tender offer settlement date the Company plans to seek the approval of the Board of Directors of the Target Company regarding the purchase of shares tendered by shareholders under its tender offer. The Board of Directors of the Target Company has indicated by resolution that it will approve the request.

IV. Outlook

If the tender offer is successful, MC plans to convert the Target Company from an equity-method affiliate to a consolidated subsidiary. The tender offer will have a negligible effect on MC's consolidated business performance in the fiscal year ending March 2007.

###

Disclaimer

The above document is a public announcement of a tender offer and does not represent in any way a solicitation of offers to sell shares. When making an application to sell shares, we would ask that you read without fail the tender offer document prepared by the Company and form your own opinion in making your investment decision.

This tender offer is not being made directly or indirectly in or into the United States. The U.S. postal service or other U.S. interstate or international sales methods or measures (including but not limited to facsimile, e-mail, Internet communications, telex, and telephones) are not being utilized in making the tender offer. Moreover, the tender offer is not being made through the facilities of any securities exchanges in the United States. Application regarding the tender offer cannot be made by said methods or measures or through said facilities or from the United States.

In addition, the tender offer statement or related purchase documentation is not being delivered or distributed by postal service or other methods in, to or from the United States and any requests for such deliveries or distributions will not be honored. Applications regarding the tender offer that are in violation of any previously mentioned restrictions will not be accepted.

Shareholders (in the case of foreign shareholders, their standing proxy) will be required to provide declarations and guarantees of the following conditions.

At either the time of making application or sending the application document, the applicant is not resident in the United States, has not received or delivered information

or documents regarding the tender offer in, to or from the United States, has not directly or indirectly used the U.S. postal service or other U.S. interstate or international sales methods or measures (including but not limited to facsimile, e-mail, Internet communications, telex, and telephones) to deliver or submit a signed application to buy or tender shares, and has not used the facilities of a securities exchange in the United States. In addition, the applicant is not a proxy without discretionary powers or a person acting as a trustee or mandatary (excluding cases where said applicant submits all instructions regarding the purchase of shares from outside the United States).

Reference Material

September 15, 2006

Kohjin Co., Ltd.
Representative: Naohiro Arasaki, President
Contact: Yuji Kashiki, Director
Kiyoshi Nomura, Public Relations Office
Telephone: +81-3-3242-3011

Notice of Tender Offer Approval

Kohjin Co., Ltd. has announced that its Board of Directors today passed a resolution to approve the tender offer for Kohjin shares by Mitsubishi Corporation (hereinafter the "Purchaser").

1. Outline of the Purchaser

(1) Company name Mitsubishi Corporation
(2) Main business General trading company
(3) Establishment April 1, 1950
(4) Head office address 3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
(5) Representative Yorihiko Kojima, President and CEO
(6) Paid-in capital ¥197,817,613,412 (as of March 31, 2006))
(7) Major shareholders and shareholding (as of March 31, 2006)

The Master Trust Bank of Japan, Ltd. (Trust Account)	7.50%
Japan Trustee Services Bank, Ltd. (Trust Account)	7.17%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	5.52%
Meiji Yasuda Life Insurance Company	4.71%
Mitsubishi Heavy Industries, Ltd.	2.90%
State Street Bank and Trust Company (Standing Proxy Mizuho Corporate Bank, Ltd.)	2.87%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.53%
State Street Bank and Trust Company 505103 (Standing Proxy Mizuho Corporate Bank, Ltd.)	1.94%
The Chase Manhattan Bank, N.A. London (Standing Proxy Mizuho Corporate Bank, Ltd.)	1.79%
The Nomura Trust and Banking Co., Ltd. (Pension Benefit Trust	1.31%

Account,
Mitsubishi UFJ Trust and Banking Corporation)

(8) Relationship with the Purchaser

Equity: The Purchaser holds 21,000,000 Kohjin shares.

Business: The Purchaser mainly supplies certain raw materials and fuel to Kohjin, which principally supplies products to the Purchaser.

Personnel: The Purchaser has sent 3 directors and 1 corporate auditor to Kohjin.

2. Opinion on Tender Offer and Reasons

The Board of Directors of Kohjin today passed a resolution to approve the tender offer for its shares by the Purchaser for the following reasons:

(1) The Board has decided that the additional purchase of shares by the Purchaser, who is already Kohjin's largest shareholder with a 30% equity interest, will help to further strengthen Kohjin's management base.

(2) Kohjin expects to achieve further business expansion and raise its corporate value by actively utilizing the Purchaser's general trading company sales networks and information base in Japan and overseas.

There are restrictions placed on the transfer of Kohjin shares. In the event that the Purchaser requests approval of the purchase of Kohjin shares tendered by shareholders in accordance with the provisions of Paragraph 1, Article 137 of the Corporation Law of Japan, the Board of Directors plans to approve this purchase.

Reference

Outline of Tender Offer for Kohjin Shares by the Purchaser (Excerpt)

1. Type of shares to be acquired
   Common stock

2. Duration of tender offer
   30 days from September 19, 2006 (Tuesday) through October 18, 2006 (Wednesday)

3. Purchase price

¥180 per share

4. Calculation method for purchase price

The purchase price of ¥180 was determined based on an overall consideration of the results of a detailed third-party assessment of the average value (Using comparisons of similar companies and the discounted cash flow (DCF) method) of the shares of Kohjin based on its financial position and asset holdings determined by a process of due diligence by the third party.

5. Total scheduled number of shares to be acquired: 14,001,000

Note: Should the total number of shares tendered be less than the scheduled number of shares to be acquired (14,001,000), the Purchaser will not acquire any of the tendered shares. Should the total number of tendered shares reach or exceed the scheduled number of shares to be acquired, the Purchaser will acquire all shares tendered.

6. Date of start of tender offer

September 19, 2006 (Tuesday)

Note: Notification will be made electronically, with a notice to that effect also placed in the Nihon Keizai Shimbun.

7. Tender offer agent

Nikko Cordial Securities Inc.

8. Start of settlement period (Scheduled): October 25, 2006 (Wednesday)